UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___________]

PORTAGE ANNOUNCES DECLARATION OF STOCK DIVIDEND OF BIOHAVEN SHARES AND FIXES JANUARY 5, 2018 AS THE RECORD DATE FOR THE DISTRIBUTION AND JANUARY 15, 2018 AS DISTRIBUTION DATE

Toronto, Ontario, December 4, 2017 - Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) announces that the Board of Directors of Portage has approved the previously announced distribution of Biohaven Pharmaceutical Holding Company Ltd. (“Biohaven”) shares (NYSE:BHVN)  held by Portage to its shareholders by way of a stock dividend and has fixed the record date for the distribution as January 5, 2018 (the “Record Date”) with the distribution to be effected on January 15, 2018. The Board has approved the stock distribution in order for Portage to avoid being characterized as an “investment company” under the U.S. Investment Company Act of 1940 (the “ICA”).  This characterization would require Portage to comply with the rules and regulations under the ICA, which are not consistent with Portage’s business purposes.

Three of Portage’s directors, Dr. Gregory Bailey, Dr. Declan Doogan and Mr. James Mellon, who collectively own approximately 53% of Portage’s outstanding shares and will, therefore, receive approximately 53% of the Biohaven shares to be distributed, have agreed  to sign  a voluntary standstill arrangement not to sell 90% of the Biohaven shares they will receive pursuant to the dividend  until after Biohaven announces topline results of its first two ongoing phase 3 clinical trials of rimegepant. Portage has reserved a total of approximately  6 million Biohaven shares for the distribution. For every 46 Portage shares held on the Record Date, one share of Biohaven will be distributed on January 15, 2018.

Dr.  Doogan said “in the best interests of Portage, we are disposing of its interest in Biohaven so as to avoid being designated as an investment company under the ICA.  However, in response to wishes expressed by many of our shareholders that we not sell Biohaven shares in advance of Biohaven’s rimegepant phase 3 trial readout[s], we are distributing the Biohaven shares. In this way, Portage shareholders will receive shares of Biohaven and will be able to decide for themselves whether to wait for the announcement of Biohaven’s Phase 3 clinical trial results, which is currently expected in the first quarter of 2018.”

Summary of Distribution:

Ratio of distribution:	One Biohaven share will be distributed for every 46 Portage shares held on the Record Date.

Fractional shares:

No fractional shares, or cash in lieu of fractional shares, will be distributed.  Rather, the number of Portage shares held by a Portage shareholder as of the Record Date will be rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder will receive in the distribution. As a result, one Biohaven share will be distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no consideration will be distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date.

Distribution date:	January 15, 2018

SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCE OF THE PROPOSED DISTRIBUTION.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, including Biohaven’s timing of the expected data readouts from the Company's registrational trials of rimegepant, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success of rimegepant, and whether the results observed in the Phase 2b clinical trial will be observed in the Phase 3 pivotal trials. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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